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Stantec Inc.
2007 Business Review

Stantec

Contents

Financial Summary 2
Strategy, Execution, and Opportunities 3
President's Message 8
The World of Stantec 10
Buildings 12
Environment 16
Industrial 20
Transportation 24
Urban Land 28
Sustainability 32
Board of Directors/Officers 36
Shareholder Information 36
Local Offices by Region .... IBC

Stantec

Founded in 1954, Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 8,000 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Stantec is **One Team** providing **Infinite Solutions.**

Financial Summary

In thousands of Canadian dollars, except per share amounts and ratios	**2007**	2006	2005	2004	2003
Gross revenue	**954,619**	816,133	618,020	520,879	459,942
Net revenue	**830,888**	707,927	524,552	449,151	391,396
Income before taxes	**99,114**	89,424	62,500	44,660	39,628
Net income	**69,279**	60,182	40,622	30,190	25,070
Current assets	**323,248**	264,551	280,371	208,755	177,629
Current liabilities	**232,697**	159,695	157,814	126,755	127,047
Property and equipment	**88,156**	65,009	58,519	48,262	67,670
Long-term debt	**74,539**	12,046	81,886	21,155	31,159
Shareholders' equity	**442,698**	410,895	348,053	189,056	160,528
Gross revenue backlog	**831,000**	685,000	588,000	380,000	310,380
Net cash (bank indebtedness) position	**14,175**	28,363	28,143	37,890	(9,808)
Earnings per share – basic	**1.52**	1.34	1.02	0.82	0.68
Earning per share – diluted	**1.50**	1.31	0.99	0.79	0.66
Current ratio	**1.39**	1.66	1.78	1.65	1.40
Debt to equity ratio	**0.19**	(0.03)	0.17	(0.02)	0.34
Weighted average number of shares outstanding	**45,577,261**	45,068,266	39,840,234	36,999,196	36,659,920
Shares outstanding	**45,698,143**	45,201,785	44,626,262	37,742,170	36,654,568
Shares traded	**34,463,255**	24,864,000	17,911,000	11,471,000	10,326,000
TSX *(In Canadian dollars)*					
High [2]	**39.31**	25.84	20.20	14.70	11.74
Low [2]	**23.70**	18.50	12.25	10.18	7.25
Close	**38.89**	25.25	19.88	13.24	11.05
NYSE[1] *(In US dollars)*					
High [2]	**39.64**	22.55	17.25	-	-
Low [2]	**20.10**	16.33	14.70	-	-
Close	**39.02**	21.74	17.05	-	-

All references to common shares and per share amounts in this financial summary have been restated to reflect the two-for-one stock split approved on May 4, 2006.

[1] Stantec began trading on the New York Stock Exchange (NYSE) on August 5, 2005.

[2] High and low prices for the common shares on the Toronto Stock Exchange (TSX) and NYSE during the 52 weeks ended December 31, 2007, shown above, are the intraday prices.

54
years of uninterrupted profitability

16.4%
return on equity

11
acquisitions in 2007

2007 Financial Highlights

- Increased our gross revenue 17.0 percent to $954.6 million from $816.0 million in 2006, approaching our 10-year goal of achieving $1 billion in revenue in 2008
- Continued to be profitable, with net revenue increasing 17.4 percent to $830.9 million, net income increasing 15.1 percent to $69.3 million, and diluted earnings per share increasing 14.5 percent to $1.50
- Increased our consolidated revenue backlog to $831 million in 2007 compared to $685 million in 2006
- Increased our total staff number to approximately 8,000 through internal hiring as well as the integration of acquisitions. We completed 11 acquisitions in 2007.
- Maintained a solid balance sheet with cash and cash equivalents of $14.2 million and a debt to equity ratio of 0.19
- Increased the limit of our credit facility from $160 million to $250 million to provide additional flexibility for future growth

Cumulative Return on
$100 Investment Assuming Reinvestment of Dividends
December 31, 2002, to December 31, 2007


(C$)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$100
$132
$159
$238
$302
$466
$100
$127
$145
$180
$211
$232
Dec 31, 2002
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Dec 31, 2006
Dec 31, 2007
Stantec Share Price
S&P/TSX Composite Total Returns Index

This publication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Some of these statements may involve risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from the results discussed in these forward-looking statements is contained in Stantec's filings with the U.S. Securities and Exchange Commission.

This book is part of a two-part publication. It is a general overview of Stantec Inc. for 2007. For an in-depth discussion of our 2007 financial and operating results, refer to our 2007 Financial Review. Our 2007 Business Review and Financial Review can be viewed on line at www.stantec.com under the Investors section.

Gross and Net Revenue
(Millions of C$)


Gross Revenue
Net Revenue
1,000
900
800
700
600
500
400
300
200
100
03
04
05
06
07

Income before Taxes and Net Income
(Millions of C$)


Income before Taxes
Net Income
100
90
80
70
60
50
40
30
20
10
03
04
05
06
07

EPS (Basic and Diluted)


EPS – Basic
EPS – Diluted
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
03
04
05
06
07

Gross Revenue Backlog
(Millions of C$)


900
800
700
600
500
400
300
200
100
03
04
05
06
07

STRATEGY

Our vision is to be a top 10 global design firm.

Our strategy is to manage risk by

- Diversifying our operations through a focused, three-dimensional business model
- Serving many clients on many projects
- Taking on little or no construction risk
- Positioning our Company among the top three service providers in our geographic regions and practice areas

Business Model

Focused on the infrastructure and facilities sector, our business model is based on providing services across diverse geographic regions, distinct but complementary practice areas, and all phases of the infrastructure project life cycle. This three-dimensional, sustainable approach ensures that we do not have to depend on any single geographic region, practice area, or life cycle phase for our business, thus helping us mitigate risk while continuing to increase our revenue and earnings.


NYC

Geographic Diversification

We currently operate in three broad geographic regions—Canada, the US East, and the US West—made up of 20 smaller subregions. In total, we have offices in eight provinces and 33 states. We also have offices in Barbados, Panama, and Puerto Rico and undertake projects in selected areas around the world.

Practice Area Specialization

We provide services in 15 distinct specialist practice areas grouped into five broad categories—Buildings, Environment, Industrial, Transportation, and Urban Land.

Life Cycle Solutions

We offer specialized services during the five infrastructure project life cycle phases—planning, design, construction, maintenance, and decommissioning.



Stantec leaders (*left to right*): Eric Nielsen, senior vice president and regional operating unit leader, US West; Mark Jackson, senior vice president and chief operating officer; Tino DiManno, senior vice president and regional operating unit leader, Canada; Rich Allen, senior vice president and regional operating unit leader, US East.

Practice Area Gross Revenue 2007 (In millions of C$)


Urban Land
Buildings
Environment
Transportation
Industrial
$284.8
$211.8
$175.9
$143.1
$139.0

EXECUTION

People are the power behind our organization.

From architects to engineers, interior designers, landscape architects, planners, scientists, economists, and many other professionals, our people are the source of the innovative solutions we provide to clients. Our people drive our communications, corporate development, marketing, human resources, information technology, financial services, and all other in-house activities. Our people lead our Company.

We are proud that our staff are knowledgeable, dedicated professionals. Many have advanced degrees, and many are recognized as national and international leaders in their fields. They are authors of papers, speakers at conferences, and members of industry associations, committees, and councils across North America and the Caribbean. Currently, over 300 of our employees are accredited with the Leadership in Energy and Environmental Design (LEED) Green Building Rating System®, a voluntary, consensus-based national standard for developing high-performance, sustainable buildings.

Our people are also active in the community, donating their time, expertise, and funds to worthwhile community endeavors.

Most importantly, our people are passionate about their work and about delivering high-quality project solutions that meet our clients' needs and have a positive impact on our world.





OPPORTUNITIES

Where we are at . . .

We take a prudent, focused approach to growth—both organic growth and growth through acquisitions. We have recently achieved several key growth objectives:

- We created a new subregion in Atlantic Canada with the addition of office locations in New Brunswick, Nova Scotia, and Newfoundland and Labrador.
- We expanded our operations in the United States, where we established a new presence in Alabama, Connecticut, Delaware, Indiana, Kentucky, Minnesota, Missouri, Ohio, Oklahoma, Pennsylvania, and West Virginia.
- We broadened our service offerings, particularly in the architecture, environmental engineering, planning and landscape architecture, and transportation engineering disciplines.

Where we are going . . .

Over the next 5 years, we plan to

- Maintain our market presence in our mature regions
- Continue to grow our operations in our developing and emerging regions through a combination of internal hiring and acquisitions
- Expand into new regions in North America through acquisitions

Over the next 10 years, we plan to

- Expand geographically outside North America, most likely to the United Kingdom, Australia, or New Zealand. By 2018 we target to generate up to 20 percent of our revenue from our international work.
- Expand our practice areas by adding complementary practices
- Expand the scope of services we provide in the initial planning stages of the project life cycle and during the maintenance stage, allowing us to strengthen our long-term relationships with clients and our full "cradle to grave" approach





PRESIDENT'S MESSAGE

When I look at Stantec today, I see a dynamic, ever-maturing organization. Our Company is evolving in ways that even 10 years ago we could only dream of. To our delight, we now have the largest architecture practice in Canada, and we have started to build a similar practice in the United States. We have expertise and experience in areas such as solar and wind power, linear infrastructure design, geotechnical engineering, and communications and control systems engineering, among other specialty fields. And we have offices across Canada and the United States, as well as in Barbados, Panama, and Puerto Rico.

Tony Franceschini, P.Eng.
President & CEO

We have been able to mature and evolve because we follow a sustainable business strategy that focuses on achieving long-term growth while mitigating risk for our shareholders. Our business model is based on diversifying our operations across different geographic regions, distinct practice areas, and all five phases of the infrastructure and facilities project life cycle. Each time we strengthen or add to these three dimensions of our model, we grow and diversify our business. Through such initiatives, we have increased our gross revenue at a compound annual rate of 20 percent since 1994, the year we became publicly traded. In 2007 we were a $954.6 million revenue company.

Yet what makes us unique is not our ability to grow but our love for our work, which is reflected in our corporate culture. The essence of Stantec's culture is teamwork. From our southernmost office in Panama City, Panama, to our northernmost office in Edmonton, Alberta, and every Stantec location in between, we collaborate on projects, sharing our skills and expertise. Teamwork—combined with passion and determination—helps us attain our goals.

Working together as one team enables us to support the services we deliver through local offices with the knowledge and skills of our entire organization. In fact, our operating philosophy is "Global Expertise. Local Delivery."

At Stantec our passion is design. We know that good design—the right combination of imagination, technical work, and aesthetics—has a powerful impact on our world. Indeed, engineering and architectural design, whether for a building, wastewater treatment plant, roadway, industrial process, neighborhood, or any other type of facility or infrastructure, touches every aspect of daily life.

In recent annual reports, we focused on our commitment to sustainability and our "One Team. Infinite Solutions." approach to client service. In this annual business review, we celebrate our "Global Expertise. Local Delivery." operating philosophy.

I hope you enjoy this annual review of our Company's business. This is Stantec today!

Tony Franceschini, P.Eng.
President & CEO



We provide sustainable, integrated solutions that help improve the quality of life in our world now and for future generations.

The World of Stantec

Vision

Our goal is to become and remain a top 10 global design firm. For us, attaining this objective means being acknowledged for the quality of our work among the top 10 peers in our industry anywhere in the world. It also means working on the best projects for the best clients and being able to attract and retain the best employees. Our strategy for realizing our goal is to continually expand the depth and breath of our services, which, in turn, will result in growth. Currently, we are a $954.6 million revenue company with approximately 8,000 employees operating out of over 100 offices.

One Team. Infinite Solutions.

At Stantec we are one company working together as a team. By integrating our expertise in planning, engineering, architecture, interior design, landscape architecture, urban planning, science, surveying, economics, and project management across North America and the Caribbean, we provide our clients with an infinite number of project solutions.

Global Expertise. Local Delivery.

Working together as one team across our diverse regions and practice areas enables us to support the services we deliver locally with the integrated expertise of our entire organization.

Sustainable Solutions.

We are committed to delivering on the triple bottom line of environmental, social, and economic responsibility. We provide sustainable solutions to our clients by offering cost-effective and environmentally responsible services that contribute to ensuring a viable, healthy future for our world. We provide sustainable solutions to our communities by serving as a caring, stable force behind worthwhile community endeavors. And we provide sustainable solutions to our shareholders by following a business strategy that focuses on achieving long-term growth while mitigating risk. Throughout our organization, we strive to ensure that our business practices and design approaches "meet the needs of the present without compromising the future."

Integrated Solutions.

At Stantec we strive to deliver a different kind of project solution to our clients—an integrated design solution. In our world, providing integrated design solutions means everything from integrating our expertise from our multiple disciplines, practice areas, and offices to working in a variety of collaborative ways with clients and stakeholders to meet their needs and add value to their projects.

Track Record

We offer our shareholders a proven track record and the ability to grow while remaining profitable. Since our founding in Edmonton, Alberta, in 1954, we have achieved 54 consecutive years of uninterrupted profitability. And since our initial public offering on the Toronto Stock Exchange in 1994, we have grown our gross revenue, net income, and diluted earnings per share at an impressive compound annual growth rate of 20.0 percent, 24.8 percent, and 17.5 percent, respectively. This strong performance has contributed to an increase in the price of our shares from $2.75 in 1994 to $38.89 at the end of 2007.

Such performance gives us the financial strength to increase our revenue as well as our workforce by hiring new staff and acquiring companies that offer services in our service matrix. Since 1994 we have integrated over 60 firms into our Company from Canada, the United States, and the Caribbean.



BUILDINGS



Stanis Smith
Senior Vice President and Practice Area Unit Leader, Buildings

We provide architectural and buildings engineering design solutions to clients in a wide range of market sectors across North America, particularly the health care, retail/commercial, education, sports/recreation, and airports sectors. Over the past few years, we have also established an industry-wide reputation for leadership in sustainable and integrated design.

Manitoba Blue Cross Building—We provided full architecture and interior design services for the renovation and relocation of Manitoba Blue Cross's two-story headquarters in Winnipeg. Our design challenges were to restore the International architectural style of the building's exterior and update the building envelope and all building systems to current sustainable design and energy-efficiency standards.


BLUE CROSS



In renovating the inside of the Manitoba Blue Cross headquarters, we used elements that are typical of the building's original style—clean lines, a natural color palette, stone and wood surfaces, indirect lighting, and views of the exterior—together with contemporary elements. The result is an elegant and comfortable office space that offers flexibility for growth while celebrating Manitoba Blue Cross's image and rich history.

Project team members (left to right): Jennifer Young, Cindy Rodych, Todd Littleford.

A prime example is our work with WestJet Airlines in Calgary, Alberta. Our Architecture group is leading an integrated Stantec team of programmers, interior designers, engineers, strategic management professionals, landscape architects, and LEED consultants in helping the airline consolidate its seven Calgary offices into a 92,000-square-metre (1-million-square-foot) corporate campus. Following the completion of a business case and master plan, the project is now into Phase I, the development of a new 29,264-square-metre (315,000-square-foot) head office linked to WestJet's hangar at the Calgary International Airport. Given the challenge of integrating WestJet's corporate culture into the project, we have designed an environment for the six-story building that is unpretentious, flexible, and cost effective and that encourages team building and collaboration. The facility, which is targeted to achieve LEED Silver certification, will also showcase green features such as geothermal heating, rainwater collection from the roof for landscape irrigation, and a highly efficient building envelope to reduce the effects of weather.

We are also proud of the sustainable solutions we included in our American Society of Heating, Refrigerating and Air-Conditioning award-winning design of the mechanical systems at the new Firstenburg Community Center in Vancouver, Washington. The 80,000-square-foot (7, 432-square-metre) facility includes such amenities as multipurpose classrooms, a community room, a fitness center, an aerobics/dance studio, a gymnasium and indoor walking track, and a leisure pool, combining recreational and community spaces. To help the City of Vancouver reduce the development's environmental impact, we incorporated natural ventilation, radiant heating and cooling, an energy-efficient central heat pump, high-efficiency boilers, and ventilation heat reclaim technology into the mechanical systems. Together with other green building features, such as daylighting and occupancy lighting controls, these systems are expected to reduce the center's energy use to at least 30 percent compared to a conventionally designed community

facility. Now in operation, the new center is not only a favorite destination for Vancouver residents but also the recipient of LEED Gold certification.

In Edmonton, Alberta, we have received national recognition for our work in converting the downtown Hudson's Bay Company Building, a municipal historic resource first opened to the public in 1939, into a satellite campus for the University of Alberta. We completed—from our offices in Edmonton and Calgary, Alberta—the architectural, interior, and electrical design of the renovations to the building, which has been renamed Enterprise Square. To revitalize the exterior, tyndall stone was removed from the third level and larger windows were installed. A fourth level was also added, set back from the original structure and clad in an animated curtain wall that plays off the original horizontal detailing. The exteriors of the first two levels, which are historically protected, were not changed. Inside the building, the electrical systems were upgraded and replaced, some 50 years of interior finishes were removed, and features such as the concrete structure and rare Italian terrazzo flooring were restored to their original state. Our design also included the development of a four-story atrium—complete with a glazed upper story—that serves as an open, light-filled gathering space in the center of the building. The end result is a distinctive, historically significant facility that integrates the university into downtown Edmonton and strengthens its ties with the city's business, arts, and cultural communities.

In New York, we were given the job of renovating the heating, ventilation, and air-conditioning systems at the 53-story Sheraton New York Hotel and Towers in New York City's Times Square. Over the past few years, complaints about the temperature controls in the 1,754 guest rooms at the hotel, which was built in 1963, have been common, and the original cast-iron and copper piping for the cooling/heating hot water system has been rupturing three or four times a year, creating a significant risk to operations.

Vancouver International Airport, International Terminal West Chevron Expansion—Our Architecture group designed a new nine-gate expansion of the International Terminal at the Vancouver International Airport in British Columbia. The first phase of the expansion, which includes the first four gates, houses new waiting areas, duty-free shops, services, restaurants, and dining areas. The new wing opened in 2007. The second phase of the expansion is scheduled to open in 2009. By 2010 the Vancouver International Airport is expected to serve 21 million passengers.





R.S. McLaughlin Durham Regional Cancer Centre—The new cancer center we designed in Oshawa, Ontario, includes a brachytherapy suite and space for radiation therapy, chemotherapy, surgical oncology, supportive and palliative care, early detection, and cancer genetics.

Project team members (left to right): Michael Moxam, Christine Andrews, Julio Rodriguez, David Morgan, Vic St. Pierre, Richard Eaves.

By combining our expertise in mechanical engineering, electrical engineering, and architecture, we designed a solution for replacing the piping distribution system for 45 floors as well as the piping and fan-coil heating units in each guest room; upgrading the temperature controls for the fan-coil units; and installing energy-reducing system components—all with minimal impact on the hotel's operations and guests. Scheduled for completion in 2010, the renovation is helping the Sheraton provide its guests with a comfortable, temperature-controlled hotel experience.

In Ontario, we put our architectural solutions to work in helping Lakeridge Health and Cancer Care Ontario meet a long-standing need for cancer care services in the Durham region around Oshawa. We provided master planning and full architecture services for the development of the new 8,360-square-metre (90,000-square-foot) R. S. McLaughlin Durham Regional Cancer Centre at Lakeridge Health Oshawa hospital, including spaces for treatment, prevention, screening, and palliative care. Our objective was to create a life-affirming environment for patients and their families, and to this end, we designed inpatient rooms that feature floor-to-ceiling windows to allow patients to see outside, connecting them to the community, along with a large outdoor healing garden. The center also includes areas for services such as education, pain management, nutrition counseling, and support. Now fully functioning, it provides care for about 400 patients a day.

Environment



Jeff Kishel
Senior Vice President and Practice Area Unit Leader, Environment

We provide solutions for water supply and wastewater disposal projects for communities and industries as well as for planning and permitting infrastructure projects, ecosystem restorations, and evaluations of the interaction between soil and built structures.

City of Calgary Sustainable Landfill Biocell—We completed the conceptual and detailed design of this landfill biocell project in Calgary, Alberta, which has been recognized for its innovative approach to managing municipal solid waste, producing landfill gas, recovering composted material, and mining recyclables. The project was granted an Award of Excellence from the Consulting Engineers of Alberta.





The sustainable landfill biocell located at the Shepard Waste Management Facility in Calgary, Alberta, consists of several components, including an instrumentation and data collection unit (pictured at the right).

Project team members (left to right): Raymond Chan, Don Davies, Geof Page, Nandana Perera (not shown).

For example, in Alberta we helped the City of Calgary realize one of its goals of managing residential solid waste by creating a sustainable landfill biocell that converts waste into useful products while reducing the city's landfill space requirements. Working with the city and the University of Calgary, we were responsible for the conceptual and detailed design of the biocell, which is located at the Shepard Waste Management Facility, along with project management during the construction and cell filling. The biocell is designed to accept 55,000 tonnes (61,000 tons) of residential and commercial organic waste and 30,000 wet tonnes (33,000 wet tons) of digested wastewater sludge. It functions in a two-phase—anaerobic and aerobic—cycle that biodegrades organic waste materials, collects and recirculates leachate (the liquid that leaches from a landfill), and collects landfill gas as a source of energy for an on-site electricity-generating plant. During the aerobic phase, the biocell also creates a composted product that can be marketed for commercial use. Following the completion of the aerobic cycle, the biocell can be mined for recyclable materials and the airspace reused, thereby ensuring the sustainability of waste treatment at the facility and extending the life of the landfill. The facility is now in full-scale use, and we are involved in monitoring its long-term operation.

In North Carolina, we took on the challenge of restoring 3,000 linear feet (914 metres) of a badly degraded stream channel flowing through agricultural land in Columbus County to help the North Carolina Ecosystem Enhancement Program achieve its mission of restoring, enhancing, and protecting watershed functions throughout the state. The project provided an ideal opportunity to test the compatibility of our three-dimensional channel design process with construction equipment guided by a global positioning system (GPS). We designed and administered the construction of the first 1,500 linear feet (457 metres) of the project using a traditional two-dimensional design and construction stakeout process and the second half of the project using three-dimensional design and GPS-guided construction equipment. To our great satisfaction, combining our three-dimensional technology with GPS-guided equipment sped up the construction process by 20 to 30 percent, resulting in cost savings for our client. In time, the restored stream will once again provide important habitats for coastal plain aquatic animals and terrestrial species.

In Arizona, we have contributed our world-renowned expertise in designing advanced wastewater treatment facilities to a major retrofit of the Nogales International Wastewater Treatment Plant located in Rio Rico. The Nogales plant serves the people of Nogales, Arizona; Nogales, Sonora (Mexico); and Santa Cruz County. Having undergone many upgrades since its original construction in 1943, it is in need of a change in treatment process in order to comply with current requirements for discharging effluent into the Santa Cruz River. Our staff have designed an advanced process that uses biological nitrogen removal technology, including new headworks, clarifiers, bioreactors, and a sludge treatment and thickening system. Slated for completion in September 2009, the upgraded plant will treat almost 15 million US gallons (57 megalitres) of influent wastewater per day for a contributing population of approximately 350,000 people.

Similarly, the environmental solutions we provided in designing the new Tussahaw Water Treatment Facility in Georgia helped the Henry County Water & Sewerage Authority meet demands for safe drinking water in its service area, one of the fastest-growing counties in the United States. The plant includes a raw water intake and pump station, sedimentation and filtration facilities, a 6-million-US-gallon (23-megalitre) clearwell, a sludge thickening system, transfer pumps, and high-service pumps. It currently supplies



Central Valley Water Reclamation Facility Clarifiers—We provided engineering, design, and construction administration services for the development of key components of this 63-million-US-gallon-per-day (236-megalitre-per-day) facility in Salt Lake City, Utah. Our work included the design of an expansion of the secondary sedimentation system, four new peripheral feed clarifiers, and a new secondary sludge pumping station. The solutions we provided will ensure that the facility can efficiently treat increasing wastewater flows.

Project team members (left to right)*: Darrel Dixon, Jim Stevens, Tom Holstrom.*

13 million US gallons (49 megalitres) of finished drinking water per day to about 180,000 Henry County residents. However, the county is growing so rapidly that we are already designing an expansion to double the plant's production capacity to 26 million US gallons (98 megalitres) of water per day. The expansion is expected to be completed in 2010.

In Michigan, our challenge was to replace the Nichwagh Lake Dam in Green Oak Township for the Livingston County Drain Commissioner. Nichwagh Lake is part of the Huron River Watershed, one of Michigan's natural treasures. We were charged with designing a replacement dam that would establish the lake at the highest level possible without affecting lakefront residents or the environment. Also important was the need to save a historical railroad crossing and raceway to the mill for which the dam was originally built. Our design included a homogeneous earthen embankment with slurry trench cutoff walls and a gravity concrete overflow spillway with a bottom draw control structure. By maintaining a higher lake level, the new dam is helping to enhance large wetlands around the lake as well as habitats for endangered turtles and sand hill cranes. Elsewhere in the Huron River Watershed, we used our skills in dam inspection to prepare a condition survey of the Flat Rock Dam on the Huron River for the Huron-Clinton Metropolitan Authority in Wayne County. Built in 1924 by Henry Ford to generate electricity for an automotive lamp factory, the Flat Rock Dam was in need of repair in order to be redeveloped as a hydropower facility for the area. We inspected the concrete across the 495-foot (151-metre) spillway and gathered field data such as concrete core samples from the boat lock and retaining walls. The detailed report of our findings is now being used as the basis of design for repairs to the dam and lock walls.

Tussahaw Water Treatment Plant—We are designing an expansion of this plant in Henry Country, Georgia, that will double its treatment capacity. The project will require our expertise in civil, structural, mechanical, electrical, and process engineering as well as architecture to develop two flocculation/sedimentation basins; four filters; a 6-million-US-gallon (23-megalitre) clearwell; a residuals-handling/processing facility; and additional raw water, transfer, and high-service pumps.



INDUSTRIAL



Bob Gomes
Senior Vice President and Practice Area Unit Leader, Industrial

We provide industrial solutions for clients in the bio/pharmaceutical, power generation, utilities, mining, automotive, chemical, consumer products, forestry, food and beverage, pulp and paper, and general manufacturing sectors.

Stirling Energy Systems Inc. Solar Power Project—The Solar Two facility we are helping to develop in California's Imperial Valley will include some 37,000 SunCatchers installed in rows across a solar field spanning approximately 7,650 acres (3,096 hectares). Together, these solar dish assemblies will produce about 1.5 percent of the entire state of California's energy demand.



Photo courtesy of Stirling Energy Systems Inc.



Fraser Morgan Mine Project—One of our responsibilities in serving as the project managers for this mine project near Sudbury, Ontario, is managing the procurement of equipment such as this mine cat.

Project team members (left to right): Irfan Fazili, Stephanie Pawlowski, Roger Watts.

In the power generation field, staff in 17 Stantec offices—from Hauppauge, New York, and Kitchener, Ontario, to Portland, Oregon, and Ontario, California—are helping Stirling Energy Systems Inc. develop Solar Two, one of the world's largest commercial applications of solar technology. Located in California's Imperial Valley, east of San Diego, the facility is designed to generate a peak output of 900 megawatts of clean power and is anticipated to produce over 1,940,000 megawatt hours of electricity annually to meet the heating and cooling requirements of some 675,000 homes. Initially, we were contracted to assess methods of moving solar-generated power to the California electrical grid; however, our role has grown to encompass the water supply and treatment, drainage, utilities, high-speed communications, power transmission, site access, solar field layout, and maintenance and operations buildings and infrastructure for the site. We have also been responsible for identifying methods and procedures for quickly and efficiently constructing the 37,000 solar dish assemblies, known as SunCatchers, necessary for the operation. Planning for several additional sites, including an 850-megawatt-capacity field (Solar One) in the Mohave Desert, is also under way.

Our expertise in the area of power transmission was showcased in a complex, two-part project with a major electrical power provider in Edmonton, Alberta. For part one of the project, we provided detailed engineering design and construction support for the installation of a 10-kilometre (6.2-mile) 240-kilovolt underground transmission cable system running through the city's downtown, including 17 underground man vaults to accommodate cable splice points. Because the type of cable used was relatively new to Canada and had never been installed in a climate as cold as Edmonton's, we also designed the installation of a distributed temperature sensing system for monitoring the temperature of the cable along its entire 10-kilometre (6.2-mile) length via state-of-the-art fiber-optic technology. Part two of the project involved detailed engineering design and construction support for the development of a new substation and the upgrade of two existing substations in the city, bringing together our resources in several different

disciplines—environmental, electrical, civil, and structural engineering; architecture; surveying; project management and construction support; power system studies; computer-aided drafting and design (CADD); and three-dimensional CADD support. Our design work included the addition of a 240-kilovolt breaker, 240-kilovolt disconnect switches, and associated structural steel and civil works at the existing substation. At the new substation, we designed an additional 240-kilovolt breaker, three 72-kilovolt circuit breakers, and disconnect switches as well as completing the ring bus to increase the substation's reliability. We also designed the installation of a large new 450-megavolt-ampere power transformer. Once commissioned, this power transmission system will be one of the strongest sources of electric power for downtown Edmonton.

In the mining sector, we are serving as the project managers for an integrated team—including our client and the engineer of record—working on phases I and II of the Fraser Morgan Mine project in Ontario's Sudbury Basin for Xstrata Nickel. Together, the two project phases involve a prefeasibility study and the first stage of an early works program (EWD), followed by a feasibility study and the second stage of the EWD. The team's goal is to develop a plan for extracting nickel ore from a remote ore body near the Fraser mine. The plan must account for operational safety, be technically feasible, and be supportable in terms of costs, scheduling, and risks. As the project managers, we are responsible for controlling the costs and scheduling and for managing the procurement of equipment, among other critical activities, for the project studies. Our work is helping Xstrata Nickel meet an aggressive schedule while managing the impact of the EWD on



Imperial Oil Dartmouth Refinery Modernization and Upgrading—We have provided engineering services for over 1,800 projects undertaken to modernize and improve operations at the Imperial Oil Refinery in Dartmouth, Nova Scotia. Some of our major work has included complex process piping and equipment installations.



240-Kilovolt Underground Power Transmission Cable and Substation Development and Upgrades— We designed the installation of a 10-kilometre (6.2-mile) 240-kilovolt underground transmission cable system running through downtown Edmonton, Alberta, along with a distributed temperature sensing system for monitoring the cable's temperature. This two-part project also involved engineering services for the development of a new substation and the upgrade of two existing substations in the city.

Project team members (left to right): *Rick Steinke, Stephen Kristen, Thomas Lemire.*

the day-to-day operations of the mine. Following the completion of the project studies, Xstrata Nickel will be able to decide whether to proceed to the final engineering, procurement, and construction of the remote nickel extraction site.

In the oil and gas sector, we are providing engineering services for the installation of infrastructure at the Athabasca Upgrader, a bitumen-processing facility in northern Alberta owned by Total E&P Canada Ltd. Drawing on our expertise in many diverse disciplines, the scope of work will include water management planning and studies; raw water intake and pipeline engineering; wastewater treatment and effluent pipeline engineering; environmental impact assessment submission support; rail logistics and materials-handling engineering; administration, control, and fire hall buildings design; and access road and administration area studies. We are also acting as the prime consultant for several multidisciplinary projects for Suncor Energy in various locations in Alberta. Our responsibilities include building design, environmental management, stormwater/wastewater design, transportation planning, security planning, and industrial design. Currently, work is in progress on projects in Calgary and at the Fort McMurray/ Oil Sands Plant Site, where we are completing the architecture and interior design of office space, warehouses, shops, and residences along with providing environmental infrastructure services for water and wastewater treatment.

TRANSPORTATION



Carl Clayton
Senior Vice President and Practice Area Unit Leader, Transportation

We offer solutions for the safe and efficient movement of people and goods through our core services for the transportation sector—project management, planning, engineering, construction administration, and infrastructure management.



Southeast Anthony Henday Drive—As part of a design-build team, we prepared the survey, road, drainage, bridge, and street lighting designs for the development of the southeast section of Edmonton, Alberta's ring road. The project earned a Consulting Engineers of Alberta Showcase Award of Excellence for Transportation Infrastructure.



Project team members (left to right): Selena Solis, Chai Chu, Chris Bosse, Eric Bernstein, Anh Le, Cel Ololo.

Dallas Area Rapid Transit Light Rail Systems—We are designing the communications and control systems for a new light rail transit line in Dallas, Texas, that will provide transit service to the communities of Carollton, Irving, Pleasant Grove, and Rowlett.

Using our expertise in transportation communications and control systems engineering, we are helping Dallas Area Rapid Transit in Dallas, Texas, develop a 27.7-mile (44.6-kilometre) extension to its light rail transit system. The new Green Line will provide transit service to the Greater Dallas communities of Carollton, Irving, Pleasant Grove, and Rowlett. Our responsibilities include the design and construction management of the central control facility, software, servers, fiber-optic backbone network, voice and data communications, visual message signs, public announcement systems, and vehicle management systems, among other facilities. Scheduled to begin operating in 2009, the new Green Line will give commuters a speedy and economical link from community to community, whether they are going to work, school, or play destinations. Likewise, the communications and control systems engineering we provided to Sound Transit in Seattle, Washington, for the development of a new 14-mile (23-kilometre) segment of its light rail transit system will help riders make an easy connection from the downtown core to the Seattle-Tacoma International Airport. We designed the central control system, the primary and backup operations control centers, and the emergency management panels for the new line. Service to the airport is anticipated to begin in late 2009, and by 2020 approximately 3,000 riders are expected to use the light rail transit line every day.

In Edmonton, Alberta, we recently celebrated the opening of the southeast section of Anthony Henday Drive, the city's ring road, following several years of work by a multidiscipline Stantec team from throughout North America. In addition to completing traffic modeling and developing performance specifications for the project in its formative stages, we were one-half of the design-build team responsible for preparing the survey, road, drainage, bridge, and street lighting designs. With 20 bridges, five interchanges, four flyovers, and no traffic lights, the 11-kilometre (6.8-mile) completed road is helping to ease traffic congestion in the city's growing south side. We are now providing ongoing assistance to operations staff in pavement performance inspections. Previously, we were involved in managing and designing a major portion of the southwest leg of the ring road, which was opened to traffic in 2005.

In New York, New York, we helped the New York State Department of Transportation achieve its vision of redeveloping Route 9A, a major roadway that runs through the west side of Manhattan, into a world-class urban boulevard. Originally built in the late 1920s, Route 9A was in disrepair, and its tightly curved, narrow design no longer accommodated modern vehicles. Acting as the prime consultant, we prepared the preliminary plans for the redevelopment, which was divided into seven roadway segments, and then designed the first segment to set the standards for reconstructing the rest of the road. The work not only called on our capabilities in highway design but also required our expertise in planning, landscape architecture, environmental management, and project management. We also designed new drainage facilities; trunk sewers; water mains; and electric, telephone, and gas facilities for the project. Now open to the public, the new Route 9A is a tree-lined, multilane boulevard with a separate bikeway and landscaped promenade where locals and visitors drive, bike, and stroll, surrounded by landmarks such as Battery Park and the Hudson River waterfront.

Working as an integrated team of transportation engineers, preservation planners, landscape architects, botanists, and environmental specialists from Stantec offices in New York and Massachusetts, we planned and designed the rehabilitation of 13 miles (21 kilometres) of historic roadway in Mount Greylock State Reservation in Berkshire County, Massachusetts, for the Massachusetts Department of Conservation & Recreation. This parkway, which had undergone improvements by the Civilian Conservation Corps in the 1930s as part of a Depression-era public works program, required repavement and safety repairs. Inappropriate alterations also needed to be removed. Our task was to rehabilitate the parkway in a manner that balanced safety, recreation, conservation, and historic landscape preservation. Given this challenge, we provided solutions for repairing the roadway and drainage system; rehabilitating historic features (including



Route 9A Reconstruction—We designed the redevelopment of this major roadway in New York, New York, paving the way for it to become a world-class urban boulevard enjoyed by motorists, cylists, and walkers alike.



Mt. Greylock Historic Parkway Rehabilitation—We teamed up from our offices in New York and Massachusetts to plan and design the rehabilitation of 13 miles (21 kilometres) of scenic historic roadway in Mount Greylock State Reservation in Berkshire County, Massachusetts. Our integrated solutions will help make Mount Greylock a more enjoyable place for visitors.

Project team members (left to right): Ron Headrick, Jamie Falise.

stone walls, box culverts, overlooks, and vistas); restoring historically appropriate timber guide rails; and protecting wetlands and rare and endangered species. Once complete in 2009, the rehabilitation will make Mount Greylock a safer and more enjoyable place for the thousands of people who visit it each year.

We also provided transportation solutions that are helping the Massachusetts Port Authority (Massport) meet regulations for improved runway safety at Logan International Airport in Boston. The project involved designing the installation of an engineered materials arresting system (EMAS) at the end of the airport's longest runway. EMAS is a new technology that uses proprietary lightweight crushable concrete blocks to slow down or stop aircraft that may overshoot a runway, potentially minimizing damage to the aircraft and preventing injuries to passengers through controlled deceleration. In addition, we recently completed the design and resident inspection of a reconstruction of the alleyway and apron areas that service Terminals B and C at the airport. Our design included a unique blend of rigid and flexible pavements. The central portion of the alleyway, which had often required emergency repairs because of progressive damage caused by heavily loaded aircraft, was reconstructed with a 15-inch (38-centimetre)-deep Portland cement concrete (rigid) keel section. The surrounding apron areas were rebuilt with varying depths of polymer-modified asphalt base (flexible) pavement, followed by a 2-inch (5-centimetre)-deep surface course of fuel- and rut-resistant asphalt. Working with Massport and airline tenants, we also developed a reconstruction phasing plan for the project that allowed ground operations at the terminals to continue with minimal disruption to the airlines.

URBAN LAND



Paul Allen
Senior Vice President and
Practice Area Unit Leader,
Urban Land

We provide planning, landscape architecture, surveying, engineering, and project management solutions, principally for the land development and real estate industries.



Kincora Residential Development—The solutions we provided for the development of the Kincora community in Calgary, Alberta, helped to preserve and protect an extensive ravine system, including sloped native grasslands.



We developed an Irish theme for the Kincora community that is expressed through stone walls, a community sentinel, and other landscape features.

Project team members (left to right): Dave Baker, Francisco Lourido, James Scott, Ian Anderson, Munir Haque, Jacqueline Joyce, Rob Scott, Mark Wynker (sitting).

For example, we have won national acclaim for our work with the developers of Kincora, a 1,700-unit residential community in northwest Calgary, Alberta. We contributed planning, engineering, legal survey, landscape architecture, environmental assessment, and transportation services to the community's design. Made up of 129 hectares (320 acres) of land, the development encompasses an extensive ravine system, including sloped native grasslands, along with archeological sites, and protecting and conserving these sensitive areas were key drivers for the design. More than 30 percent of the land (some 32 hectares [80 acres]) was dedicated as environmental reserve, not only to preserve the ravines and grassy slopes but also to provide a natural recreational amenity for residents. The community also includes a 3-hectare (8-acre) constructed wetland for treating stormwater runoff, an extensive trail system to encourage the use of alternative modes of transportation, a variety of housing styles, and a public school site, as well as providing easy access to public transit, commercial centers, and employment opportunities. An evolution in new community design, Kincora offers its residents a dynamic, engaging place to live, learn, work, and play.

In New York, New York, we are playing an instrumental role in the reconstruction of Fort Washington Park—a 160-acre (64.7-hectare) strip of dramatic cliffs and grassy meadows fronting the Hudson River—for the City of New York Parks & Recreation department. Known as one of the best spots in Manhattan for viewing peregrine falcons as well as the Little Red Lighthouse and the Palisades, the park has drawn people to its grounds for centuries. The reconstruction project is part of New York City mayor Michael

R. Bloomberg's PlaNYC initiative to provide New Yorkers with new and reconstructed open space and recreational opportunities. We are responsible for completing the Fort Washington Park master plan, providing public outreach, and participating in the schematic, preliminary, and final designs (including site survey, engineering, and landscape designs) of the reconstruction. The project brings together our specialty landscape and site design services in waterfront stabilization, bikeway/walkway design, adaptive reuse of historic park structures, archaeological and historic research and analysis, invasive species control, and use of innovative LEED-rated infrastructure design measures. With new or revitalized historic structures, trails, playgrounds, and recreation areas, Fort Washington Park is sure to continue to delight users for years to come.

We are also helping Wood Ridge Development transform its vision of Carothers Crossing—a 600-acre (243-hectare) mixed-use traditional community—into reality in Nashville, Tennessee. Our role is to complete the landscape architecture and urban land engineering for the community, which will be the largest traditional neighborhood development in the city, recapturing the small-town atmosphere of a bygone era. Designed to emphasize diversity, "walkability," and public spaces, the community will include a range of housing styles (3,000 residential units in total); numerous neighborhood businesses; common areas, such as an outdoor market; and common buildings, such as a town hall. In addition, about 55 percent of the land will be set apart as open green space, including rolling meadows, nature trails, and fish ponds, which will support habitats for area wildlife. The development is expected to be fully built by 2020, providing residents a vibrant, self-sustaining place to live.



Fairfield Estates—We designed the grading and drainage system for this 69-lot rural estate development in King Township, Ontario, northwest of Toronto. To fulfill our client's requirements, the grading solutions we provided were in keeping with the rolling nature of the site's original topography, and our design for the drainage system respected the sensitivity of the Oak Ridges Moraine, one of the most significant landforms in southern Ontario.



Promontory Community Park—The integrated solutions we provided for the development of this park in El Dorado Hills, California, resulted in amenities like this popular children's play area based on themes from nature.

Project team members (left to right): Sarah McIlroy, Paul Marcillac, Dave Knoll, Ron Reta, Todd Rhoads.

In El Dorado Hills, California, we combined our skills in landscape architecture; public outreach; architecture; civil, mechanical, and electrical engineering; environmental management; and construction administration to create a community park for the El Dorado Hills Community Services District. Set in the hillside above Folsom Lake, the 19-acre (8-hectare) park is part of The Promontory master-planned community. We developed the vision for the conceptual park master plan—taking into account challenging program requirements within The Promontory's granite-studded terrain—through a community design process. Phase one of the plan included three lighted ball fields, a lighted synthetic soccer field, two lighted synthetic bocce ball courts, two lighted tennis courts, a children's play area, a restroom/concession facility, a maintenance building, and parking. Since being opened to the public in the spring of 2007, these park amenities, particularly the play area, have gotten good reviews from users. Phase two of the park development is currently being designed and will include an interactive water play area that reflects themes from neighboring flora, fauna, and wildlife; a large group picnic area; and unique play structures.



Water For People in Developing Countries—In 2007 we donated $50,000 to Water For People, an international charity that supports water, sanitation, and hygiene education projects in developing countries. Our employees have been active in the organization since 2003, volunteering for fund-raising events, serving as committee and board members, and contributing in-kind services, including supervising the construction of a water supply project in Malawi.

SUSTAINABILITY

At Stantec we are committed to delivering on the triple bottom line of environmental, social, and economic sustainability, and our corporate citizenship record is excellent. We work to lessen the environmental impact of our operations; we have a generous Community Investment Program; and we contribute to the economic growth of our diverse stakeholders. Yet the path to sustainability is a continuing journey, and we are always striving to improve our performance in this area.

In 2008 we are preparing our first comprehensive sustainability report according to the internationally recognized guidelines put forward by the Global Reporting Initiative, a large, multistakeholder network of sustainability experts. The following are some of the highlights of our report.

Environmental Sustainability

As part of our commitment to environmental sustainability, we aim to promote environmental awareness among our employees and clients and in the communities in which we work. Internally, we help educate our staff through seminars, discussion groups, and other activities. Externally, we are actively involved in research, education, and leadership in the sustainable design industry.

To complement the sustainable design services we offer our clients, we "walk the talk" by taking steps to ensure that our own operations are environmentally responsible. For example, in 2004 our Architecture group in Vancouver became the first Canadian architectural design practice to set up an ISO 14001-certified environmental management system, which is helping the group monitor and continually improve its environmental footprint in buildings projects. In 2006 we engaged a full-time sustainability coordinator to be responsible for initiating and supporting sustainability initiatives across the Company. And over the past two years, 12 of our offices have established Sustainability Committees—voluntary groups of employees who are helping facilitate greening efforts at the local level.

2007 Highlights

- We added three more LEED-certified offices to our ranks—in Kamloops, British Columbia; Toronto, Ontario; and San Francisco, California.
- Our Sarasota, Florida, office became the first engineering consulting firm to be certified by the Sarasota County Green Business Partnership.
- We launched our Bike to Work Office Challenge—a competition between Stantec offices to encourage employees to cycle commute—with 15 offices participating.
- We spread the message of sustainability by producing a green-themed electronic holiday card. This initiative not only reduced the environmental impacts of paper use, printing, and delivery but also channeled financial savings toward various charities.
- Our head office in Edmonton, Alberta, switched to using printer/copier paper made from 100 percent postconsumer recycled material, along with nontoxic, environmentally safe cleaning products.
- Four Stantec offices introduced a subsidized employee transit pass program.

Our office in Regina, Saskatchewan, teamed up with local radio station 104.9 The Wolf to cohost Sticks on Rose, a charity street hockey tournament. Joining our staff were local business people, sports and media personalities, and special guests, including cast members from the sitcom Corner Gas. The event raised almost $30,000 for Regina Palliative Care Inc.



Social Sustainability

We are a caring company, committed to supporting the growth of our people by enhancing their knowledge, prosperity, health, and quality of life.

Being part of a top global design firm gives our employees opportunities to work on some of the best projects with the best clients in the markets we serve. As a large firm, we can also offer our employees a wide range of career opportunities, and we encourage advancement through comprehensive learning and mentorship programs that are available to all staff. Learning is accomplished through a variety of training models, including internal courses, eLearning, conferences and seminars, guided reading, and on-the-job experiences. As well, our director of Learning is available to assist employees in identifying and achieving their professional development goals.

Our goal is to have the best-trained, best-informed, and best-equipped employees in our industry, and to this end, we make every effort to provide our people with the resources they need to do their jobs well.

2007 Highlights

- Stantec was listed on the Jantzi Social Index, a common stock index that is socially screened and weighted by market capitalization.
- We created a Sustainability Faculty, a trained group of instructors who have been mandated to teach other employees the principles of sustainable project design.
- Stantec was ranked #24 in a listing of Canada's Best 50 Corporate Citizens compiled by *Corporate Knights* magazine.

Economic Sustainability

At the core of our commitment to economic sustainability is collaboration with our stakeholders as well as external organizations. We recognize that our success is closely tied to our relationships with three stakeholder groups: employees, clients, and shareholders. By maintaining a balance of interests among these groups and engaging them in our business, we are not only realizing our goal of becoming a top 10 global design firm but also contributing to their prosperity.

Stantec's Green Office in Toronto, Ontario—We renovated our new office in Toronto, Ontario, to the rigorous environmental standards of LEED for Commercial Interiors Gold certification. The renovation was an adaptive reuse of the former MacGregor Socks factory, a 1905 heritage property in the downtown core. We achieved our environmental goals for the renovation by using reclaimed and recycled materials, indirect and low-wattage task lighting, daylight and occupancy sensors, solar-powered faucets, dual-flush toilets, low-flow showers, and finishes that contain low levels of volatile organic compounds.



Employees

Our employees are our most important competitive resource. To attract, retain, and motivate employee stakeholders, we offer compensation plans that are innovative, flexible, and designed to reward top performance. One of these plans is our retirement savings program, which gives our Canadian and US employees the opportunity to purchase shares, including those of Stantec, and to have the Company contribute to their investment.

We also use tools such as Company-wide employee surveys to enable our staff to provide feedback on our organization as an employer. The results of these performance metrics help us develop programs and initiatives for maintaining and improving staff engagement.

Clients

Our clients' satisfaction ultimately determines the success of our work, which should be the best professional service in their eyes. Being the best means striving for excellence, consistency, and effectiveness. To ensure that we are meeting our clients' expectations, we routinely conduct surveys asking them to assess our performance.

Shareholders

Our shareholders influence the valuation of our Company in the public market, and to keep them committed to investing in our firm, we offer a proven track record and the ability to grow while remaining profitable. Our strong market performance has contributed to an increase in the price of our shares from $2.75 upon our initial public offering in 1994 to $38.89 at the end of 2007.

External Organizations

Along with the prosperity of our shareholders, we support the growth of the communities in which we work through our Community Investment Program. Every year, we pledge to donate one percent of our pretax profits to charitable and nonprofit organizations in the form of direct cash contributions or services in kind focusing on four primary areas: the arts, education, the environment, and health and wellness. We also encourage personal charitable giving by employees and promote and facilitate employee volunteerism.

2007 Highlights

- At the end of 2007, our employees and their families participated in Stantec's success by owning over 12 percent of our outstanding shares.
- Stantec stock was held by numerous mutual funds focused on socially responsible investment.
- $1 million in contributions was given through our Community Investment Program, supporting over 300 organizations.
- We presented 21 scholarships in partnership with universities across North America through the Stantec Scholarship Program.



Left to right: Robert Mesel, Aram Keith, Tony Franceschini, Bill Grace, Ron Triffo, Ivor Ruste, Susan Hartman, Robert Bradshaw.

Board of Directors

Aram Keith
Irvine, California
Vice Chairman of the Board,
Stantec Inc.

Robert J. Bradshaw [2]
Toronto, Ontario
Chairman,
Contor Industries Limited

Robert R. Mesel [1]
Kiawah Island, South Carolina
Corporate Director

Anthony P. Franceschini
Edmonton, Alberta
President & CEO,
Stantec Inc.

William D. Grace [1,2]
Edmonton, Alberta
Corporate Director

Susan E. Hartman [2]
Rochester, New York
President and Owner,
The Hartman Group

Ivor Ruste [1]
Calgary, Alberta
Executive Vice President and
Chief Risk Officer,
EnCana Corporation

Ronald P. Triffo
Edmonton, Alberta
Chairman of the Board,
Stantec Inc.

[1] Audit Committee
[2] Corporate Governance and Compensation Committee

Officers

Ronald P. Triffo
Chairman

Anthony P. Franceschini
President & CEO

Mark Jackson
Senior Vice President & COO

Donald W. Wilson
Senior Vice President & CFO

Jeffrey S. Lloyd
Vice President & Secretary

Shareholder Information

Transfer Agent
Computershare Trust
Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank
of Commerce

Securities Exchange Listing
Stantec shares are traded on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton, Alberta
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com

Annual Meeting
May 1, 2008
11:00 AM MDT
Enterprise Square
10230 Jasper Avenue
Edmonton, Alberta
Canada

FSC Recycled
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00867
© 1996 Forest Stewardship Council


HUDSON BAY
PACIFIC OCEAN
ATLANTIC OCEAN
GULF OF MEXICO
CARIBBEAN SEA
These locations represent more than one office in the area

Local Offices by Region

Canada

Calgary, Alberta
Edmonton, Alberta
Red Deer, Alberta
Lethbridge, Alberta
Abbotsford, British Columbia
Kamloops, British Columbia
Kelowna, British Columbia
†Vancouver, British Columbia
Victoria, British Columbia
Winnipeg, Manitoba
Guelph, Ontario
Hamilton, Ontario
Kitchener, Ontario
London, Ontario
Ottawa, Ontario
†Toronto, Ontario
Windsor, Ontario
Regina, Saskatchewan
Saskatoon, Saskatchewan
Fredericton, New Brunswick
Labrador City, Newfoundland
Halifax, Nova Scotia
Sydney, Nova Scotia

Caribbean

St. Michael, Barbados
Guaynabo, Puerto Rico
Panama City, Panama

US West

Flagstaff, Arizona
Phoenix, Arizona
Tucson, Arizona
Bakersfield, California
Fresno, California
†Irvine, California
†Los Angeles, California
Modesto, California
Moreno Valley, California
Ontario, California
Palm Desert, California
Redlands, California
Sacramento, California
San Diego, California
†San Francisco, California
San Luis Obispo, California
Walnut Creek, California
Denver, Colorado
Fort Collins, Colorado
Las Vegas, Nevada
†Reno, Nevada
Portland, Oregon
†Dallas/Fort Worth, Texas
Houston, Texas
Midland, Texas
Salt Lake City, Utah
†Seattle, Washington

US East

Birmingham, Alabama
†Hartford, Connecticut
Wilmington, Delaware
Port Charlotte, Florida
Sarasota, Florida
St. Cloud, Florida
Tampa, Florida
†Atlanta, Georgia
Macon, Georgia
Indianapolis, Indiana
Jeffersonville, Indiana
Chicago, Illinois
Springfield, Illinois
Wichita, Kansas
Lexington, Kentucky
Louisville, Kentucky
†Portland, Maine
Presque Isle, Maine
†Boston, Massachusetts
Lee, Massachusetts
Northampton, Massachusetts
St. Louis, Missouri
†Detroit, Michigan
Minneapolis, Minnesota
Manchester, New Hampshire
Mount Laurel, New Jersey
Newark, New Jersey
Rochelle Park, New Jersey
†Trenton, New Jersey
Albany, New York
Binghamton, New York
Buffalo, New York
†New York, New York
†Montebello, New York
Rochester, New York
Charlotte, North Carolina
Raleigh, North Carolina
Winston-Salem, North Carolina
Akron, Ohio
†Cincinnati, Ohio
Columbus, Ohio
Logan, Ohio
†Toledo, Ohio
Youngstown, Ohio
Oklahoma City, Oklahoma
Ponca City, Oklahoma
†Philadelphia, Pennsylvania
Pittsburgh, Pennsylvania
Charleston, South Carolina
Georgetown, South Carolina
Chattanooga, Tennessee
Nashville, Tennessee
North Springfield, Vermont
South Burlington, Vermont
†Winchester, Virginia
Richmond, Virginia
Roanoke, Virginia
Buckhannon, West Virginia
Charleston, West Virginia

Stantec office locations as of February 1, 2008.

† *This map location represents multiple offices in the area.*

Stantec